Filed Pursuant to Rule 433
Registration No. 333-179826

Term Sheet
March 12, 2013

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium Term Notes, Series B
Issuer Senior Long-Term Debt Ratings:	Aa3 (negative outlook) / AA- (negative outlook)
CUSIP:	89236TAD7
Pricing Date:	March 11, 2013
Settlement Date:	March 13, 2013
Maturity Date:	March 10, 2015
Principal Amount:	$500,000,000 (may be increased prior to Settlement Date)
Price to Public:	100.000%
Commission:	0.06%
Net Proceeds to Issuer:	99.94% / $499,700,000
Floating Rate Index:	3 Month LIBOR
Floating Rate Spread:	+15 basis points
Index Source:	LIBOR Reuters
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on March 11, 2013 plus the Floating Rate Spread
Interest Payment Dates:	Each June 10, September 10, December 10 and March 10, beginning June 10, 2013
Interest Reset Dates:
The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date.  Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date

Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following
Business Days:	New York and London
Governing Law:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Minimum Denominations:	$1,000 and $1,000 increments thereafter
Agents/DTC Number:	Citigroup Global Markets Inc./# 274 HSBC Securities (USA) Inc./# 2467

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated March 2, 2012 and the related prospectus dated March 1, 2012; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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